Exhibit 1.01

Altera Corporation
Conflict Minerals Report
For The Year Ended December 31, 2013

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements pursuant to Section 13(p) of the Securities and Exchange Act of 1934 ("Section 13(p)"). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. The term "conflict minerals" is defined in Section 13(p) as (A) cassiterite, columbite-tantalite (coltan), gold, wolframite, and their derivatives, as limited by the Rule, tin, tantalum, tungsten, and gold (“3TG”); or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of Congo ("DRC") or any adjoining country that shares an internationally recognized border with the DRC. These requirements apply to registrants regardless of the geographic origin of the conflict minerals or whether they fund armed conflict.

Company Overview
This report has been prepared by management of the Company (herein referred to as “Altera,” the “Company,” “we,” “us,” or “our”). The information includes the activities of all majority-owned subsidiaries that are required to be consolidated, except for Enpirion, Inc., which is the entity that designs our power system-on-chip (“PowerSoC”) devices. Enpirion, Inc. is outside the scope of our 2013 conflict minerals due diligence because the May 2013 acquisition date was within eight months of our fiscal year end.

Altera designs and sells high-performance, high-density programmable logic devices ("PLDs"), HardCopy application-specific integrated circuit ("ASIC") devices, and PowerSoCs (along with development kits, collectively known as "devices"). Altera also designs and sells pre-defined design building blocks known as intellectual property ("IP") cores, and associated development tools. Our PLDs, which consist of field-programmable gate arrays ("FPGAs") and complex programmable logic devices ("CPLDs") are semiconductor integrated circuits that are manufactured as standard chips that our customers program to perform desired logic functions within their electronic systems. With our HardCopy devices, we offer our customers a migration path from a PLD to a low-cost, high-volume, non-programmable implementation of their designs. Our customers can license IP cores from us for implementation of standard functions in their PLD designs. Customers develop, compile, and verify their PLD designs, and then program their designs into our PLDs using our proprietary development software, which operates on personal computers and engineering workstations. Our products serve a wide range of customers within the Telecom and Wireless, Industrial Automation, Military and Automotive, Networking, Computer and Storage and Other vertical markets.

Our Supply Chain
Die, cut from silicon wafers, are the essential components of all our devices and comprise a significant portion of the total device cost. Manufacturing our devices is a highly complex and precise process, requiring production in a tightly controlled environment over which we have no direct control. Our manufacturing strategy is known as a “fabless” business model since we purchase our silicon wafers from independent semiconductor foundries (“fabs”) instead of manufacturing them ourselves. Silicon wafer fabs have a fixed capacity that is allocated solely by our vendors. As such, we have no direct control over production costs, delivery schedules, and wafer quality. Currently, we purchase our silicon wafers from Taiwan Semiconductor Manufacturing Company, an independent semiconductor fab. We purchase almost all of our assembly, final testing, and back-end operation services from Amkor Electronics, Inc. in Korea and the Philippines, and Advanced Semiconductor Engineering, Inc. in Malaysia and Taiwan.

Conflict Minerals Policy
Our policy is publicly available on our website at www.altera.com under"About" in "Corporate Responsibility".

Due Diligence Process

Design of Due Diligence
Our due diligence measures have been designed to conform, in all material respects, with the framework prescribed by The Organisation for Economic Co-operation and Development ("OECD") Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas ("OECD Guidance") and the related Supplements for gold, tin, tantalum and tungsten.

Internal Team
Altera has established a management system for conflict minerals. Our management system includes a conflict minerals steering committee run by our quality assurance group and sponsored by Ron Pasek, our Chief Financial Officer, as well as executive-level representatives from our worldwide operations and engineering group and a team of subject matter experts from relevant functions such as external reporting, finance, legal, supply chain, internal audit, and corporate social responsibility. The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy and is led by the quality assurance special projects manager who acts as the executive conflict minerals program manager. Senior management is briefed about the results of our due diligence efforts on a quarterly basis.

Control Systems
As we do not have a direct relationship with 3TG smelters and refiners, we are engaged and actively cooperate with other major manufacturers in the semiconductor and other sectors. We participate in the Conflict Free Sourcing Initiative ("CFSI"), an industry-wide initiative to disclose upstream suppliers in the supply chain.

Controls include, but are not limited to, our Conflict Minerals Policy; our Code of Conduct, which outlines expected behaviors for all Altera employees; our supplier agreements; and supplier conflict minerals representations that are further described below.

Supplier Engagement
As a supply chain partner, we meet quarterly with our fabs and assembly and test suppliers to measure business performance on technology, quality, pricing, cycle times, and yield improvements, as well as to discuss any other relevant issues to ensure that expectations and plans are achieved through interactive business reviews. Once the suppliers that are in scope were identified, with respect to the OECD requirement to strengthen engagement with suppliers, we reached out to our in-scope suppliers individually to provide a more targeted approach on obtaining the necessary information for our due diligence. Depending on the type of supplier, we used additional engagement techniques so as to further engage with our suppliers regarding sourcing issues. For example, if one of the suppliers was not a public company, we would hold a training webinar directly with those in charge of supply chain management in order to educate them on conflict minerals as they are not required to report such information to the SEC for their own internal operations. Furthermore, we had numerous in-person and telephonic meetings with our suppliers to discuss our expectations on the due diligence and reasonable country of origin inquiry (“RCOI”) process. These discussions allowed us to communicate our expectations regarding the use of 3TG as set forth in our Conflict Minerals Policy and improve the quality of information received from our suppliers. We also reached an understanding with those suppliers to reflect the requirements for compliance with our Conflict Minerals Policy and on providing relevant smelter information on the template developed by the Electronic Industry Citizenship Coalition® ("EICC"®) and the Global e-Sustainability Initiative ("GeSI"), known as the CFSI Reporting Template (the "Template").

Identify and Assess Risk in the Supply Chain
We conducted an analysis of our devices and determined that 3TG necessary to the functionality or production of these products are found in all of our devices. Altera has four primary categories of supply chain partners directly involved in the production of our devices: 1) fabs that provides wafers; 2) suppliers that provide assembly and test services; 3) suppliers that provide substrates; and 4) suppliers that provide development kits. Within these four categories, we have identified 11 suppliers as in-scope for our RCOI and due diligence process because they supply essential 3TG materials in our devices.

We relied on these 11 in-scope suppliers to provide us with information about the source of 3TG contained in the components they supplied to us. Our in-scope suppliers are similarly reliant upon information provided by their suppliers. Furthermore, Altera is removed from the actual mining and direct purchase of 3TG. Because of our size, our fabless semiconductor business model, the complexity of our devices, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify suppliers upstream from our in-scope suppliers. As a result, our due diligence process was confined to these suppliers only.

We assigned a risk profile to each of the 11 in-scope suppliers in order to properly identify and assess the risk in our supply chain that the 3TG contained in our products do finance or benefit armed groups in the DRC and adjoining countries as defined by Section 13(p) and the Rule and for the risk that information received during the RCOI and due diligence process would not be complete and accurate. We weighted risk based on the following factors, which we have listed from highest to lowest weighting as follows: (1) total direct expenditures with the supplier in terms of dollars (which carries the most significant weight in our risk rating); (2) the supplier's strategic value to our overall operation; (3) whether the supplier is a private or public entity; (4) our ability to easily replace the supplier; (5) the number of employees that the supplier employs; and (6) the rate of change in the supplier's volume with Altera compared to alternative suppliers.

Of the 11 total in-scope suppliers, our two largest suppliers made up 88% of our total direct expenditure dollars spent amongst all 11 suppliers. Furthermore, these two suppliers are both publicly listed companies in the United States, and, as such, are subject to Section 13(p) and the Rule. Also, four out of our top five in-scope suppliers in terms of total direct expenditure dollars spent amongst all 11 suppliers are publicly listed in the Unites States, and thus also subject to Section 13(p) and the Rule. As a result, taking into account these factors and other qualitative factors from our in-scope supplier risk assessment, we assessed the overall inherent risk to Altera with regards to our supply chain as low.

Design and Implement a Strategy to Respond to Risks
In addition to our Conflict Minerals Policy, Altera has an approved conflict minerals risk management plan, through which its conflict minerals program is implemented, managed and monitored. Updates to our risk assessment are provided regularly to senior management on a quarterly basis as part of our conflict minerals risk management plan.

As part of our conflict minerals risk management plan, we have performed the following outreach activities to ensure suppliers understand our expectations:

•	Training for all of our suppliers that are not U.S. publicly traded companies, and as such, may not be aware of Section 13(p) and the conflict minerals disclosure requirements.

•	Working closely with the industry through our industry-wide initiatives.

•	Creating a conflict minerals section on the Corporate Responsibility page of our website.

As described in our conflict minerals policy, we will engage any of our suppliers whom we have reason to believe are supplying us with 3TG from sources that may support conflict in the DRC or any adjoining country that shares an internationally recognized border with the DRC to establish an alternative source of 3TG that does not support such conflict, as provided in the OECD guidance. We have not determined that it is necessary to establish an alternative source of 3TG at this time.

Request for Information
We conducted a survey of the in-scope suppliers using the Template, which was developed to facilitate disclosure and communication of information regarding smelters that provide conflict minerals within a company’s supply chain. It includes questions regarding a company’s conflict minerals policy, engagement with its suppliers, and a listing of the smelters the company and its suppliers use. In addition, the template contains questions about the origin of 3TG included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on EICC’s website. The Template is being used by many companies in their due diligence processes related to conflict minerals.

Due Diligence Results

Survey Responses
As this was the first year of adoption of the Rule, we made the determination to survey all 11 of our in-scope suppliers. We received complete responses from 8 out of the 11 suppliers surveyed. The 3 suppliers who had incomplete survey responses do not represent a material amount of our total direct expenditure dollars spent, and represent less than 1% of our total risk profile rating. We reviewed the responses received against criteria that we developed based upon the OECD Guidance to determine whether further engagement with our suppliers was needed. These criteria included the consideration of untimely or incomplete responses, as well as identifying inconsistencies within the reported data in the Template. We have worked directly with these suppliers to obtain revised responses. After the RCOI process was completed, we began our due diligence process with regard to reasonably determining the source and chain of custody of the necessary 3TG, including the determination of the mines or locations of origin of the 3TG in our supply chain. Altera has designed its own due diligence questionnaires based on the OECD Guidance.

The responses from our suppliers listed 92 entities as smelters or refiners of 3TG in their supply chains. 45 of these listed entities were identified as certified conflict-free by our suppliers using the CFSI Reporting Template Revision 2.03a. We compared the listed entities to the CFSI list of smelters, and we confirmed that all conflict-free entities reported by our suppliers were in fact listed as conflict-free by CFSI. The remaining 47 of the listed entities were not validated as being conflict-free smelters or refiners. Altera supports the refinement and expansion of the list of participating smelters through our membership in the CFSI program. Following is a summary of the breakdown of smelters used by our in-scope suppliers broken out by mineral type:

Metals	Total Known Smelters Used	Total Known Smelters not on CFS
Tungsten	13	11
Tantalum	7	1
Tin	32	23
Gold	40	12
Total	92	47

None of our suppliers provided information at a part number level. All of the suppliers provided data at a company or divisional level or were unable to specify the specific smelters or refiners used for 3TG contained in components supplied to Altera. As such, we are unable to determine whether any of the 3TG reported by the suppliers contained in components or parts supplied to us came solely from the validated smelters and refiners. We have engaged our suppliers to further demonstrate that the 3TG supplied by unverified smelters and refiners came from either (i) recycled or scrap sources, (ii) a location other than the DRC and adjoining countries, or (iii) conflict-free smelters and refiners.

Efforts to determine mine or location of origin
Through our participation in CFSI, the OECD implementation programs, and requesting our suppliers to complete the Template, we have determined that seeking information about 3TG smelters and refiners in our supply chain represents a reasonable approach we can make to determine the mines or locations of origin for 3TG in our supply chain.

Smelters or Refiners
The following table lists the facilities which, to the extent known, processed the necessary conflict minerals in our devices based upon responses from our in-scope suppliers as of December 31, 2013.

Metal	Standard Smelter Names	Certified by CFSI as Conflict-Free
Gold	Aida Chemical Industries Co. Ltd.
Gold	Allgemeine Gold- und Silberscheideanstalt A.G.	*
Gold	Argor-Heraeus SA	*
Gold	Asahi Pretec Corporation	*
Gold	Asaka Riken Co Ltd
Gold	Caridad
Gold	Chugai Mining
Gold	Dowa	*
Gold	Heraeus Ltd Hong Kong	*
Gold	Ishifuku Metal Industry Co., Ltd.	*
Gold	Johnson Matthey Limited	*
Gold	Johnson Matthey Inc	*
Gold	JX Nippon Mining & Metals Co., Ltd	*
Gold	Kojima Chemicals Co. Ltd	*
Gold	LS-Nikko Copper Inc	*
Gold	Materion	*
Gold	Matsuda Sangyo Co. Ltd	*
Gold	Metalor Technologies (Hong Kong) Ltd	*
Gold	Metalor Technologies SA	*
Gold	Metalor USA Refining Corporation	*
Gold	Mitsubishi Materials Corporation	*
Gold	Mitsui Mining and Smelting Co., Ltd.	*
Gold	Navoi Mining and Metallurgical Combinat
Gold	Nihon Material Co. LTD	*
Gold	Pan Pacific Copper Co. LTD
Gold	Western Australian Mint trading as The Perth Mint	*
Gold	Royal Canadian Mint	*
Gold	Shandong Zhaojin Gold & Silver Refinery Co. Ltd
Gold	Solar Applied Materials Technology Corp.	*
Gold	Sumitomo Metal Mining Co. Ltd.	*

Metal	Standard Smelter Names	Certified by CFSI as Conflict-Free
Gold	Tanaka Kikinzoku Kogyo K.K.	*
Gold	Tokuriki Honten Co. Ltd	*
Gold	Umicore SA Business Unit Precious Metals Refining	*
Gold	Ohio Precious Metals LLC.
Gold	Heraeus Precious Metals GmbH & Co. KG	*
Gold	Xstrata Canada Corporation
Gold	Yokohama Metal Co Ltd
Gold	Zhongyuan Gold Smelter of Zhongjin Gold Corporation
Gold	SEMPSA Joyeria Plateria SA	*
Gold	Jiangxi Copper Company Limited
Tin	Cookson	*
Tin	Cooper Santa
Tin	PT Stanindo Inti Perkasa
Tin	CV United Smelting
Tin	EM Vinto
Tin	Minsur	*
Tin	Geiju Non-Ferrous Metal Processing Co. Ltd.	*
Tin	Gejiu Zi-Li
Tin	Gold Bell Group
Tin	Liuzhou China Tin
Tin	Malaysia Smelting Corporation (MSC)	*
Tin	PT Timah
Tin	Metallo Chimique
Tin	Mineração Taboca S.A.	*
Tin	Mitsubishi Materials Corporation	*
Tin	OMSA	*
Tin	PT Bangka Kudai Tin
Tin	PT Bangka Putra Karya
Tin	PT Bangka Timah Utama Sejahtera
Tin	PT Belitung Industri Sejahtera
Tin	PT Bukit Timah	*
Tin	PT DS Jaya Abadi
Tin	PT Koba Tin
Tin	PT Tambang Timah
Tin	PT Timah Nusantara
Tin	Thaisarco
Tin	White Solder Metalurgia
Tin	Yunnan Tin Company Limited	*
Tin	Yunnan Chengfeng
Tin	Fenix Metals
Tin	CV Serumpun Sebalai
Tin	PT Refined Banka Tin
Tungsten	A.L.M.T. Corp.
Tungsten	ATI Tungsten Materials	*
Tungsten	China Minmetals Nonferrous Metals Co Ltd

Metal	Standard Smelter Names	Certified by CFSI as Conflict-Free
Tungsten	Chongyi Zhangyuan Tungsten Co Ltd
Tungsten	Ganzhou Grand Sea W & Mo Group Co Ltd
Tungsten	Jiangxi Tungsten Industry Group Co Ltd
Tungsten	Global Tungsten & Powders Corp
Tungsten	Wolfram Company CJSC
Tungsten	Xiamen Tungsten Co Ltd
Tungsten	Zhuzhou Cemented Carbide Group Co Ltd	*
Tungsten	Hunan Chun-Chang Nonferrous Smelting & Concentrating Co., Ltd.
Tungsten	Jiangxi Rare Earth & Rare Metals Tungsten Group Corp
Tungsten	HC Starck GmbH
Tantalum	H.C. Starck GmbH	*
Tantalum	Solikamsk Metal Works	*
Tantalum	Exotech Inc.	*
Tantalum	Ningxia Orient Tantalum Industry Co., Ltd.	*
Tantalum	F&X	*
Tantalum	Ulba
Tantalum	Global Advanced Metals	*

*	Denotes smelters and refiners which have received a "conflict free" designation from the CFSI independent audit program as of December 31, 2013.

Countries of origin of the conflict minerals these smelters or refiners process are believed to include: Argentina, Australia, Austria, Angola, Belgium, Brazil, Burundi, Central African Republic, Chile, China, Colombia, Cote D'Ivoire, Czech Republic, DRC, Djibouti, Egypt, Estonia, Ethiopia, France, Germany, Guyana, India, Indonesia, Ireland, Israel, Japan, Kenya, Laos People’s Democratic Republic, Luxembourg, Madagascar, Malaysia, Mongolia, Mozambique, Myanmar, Netherlands, Nigeria, Peru, Plurinational State of Bolivia, Portugal, Republic of Congo, Republic of Korea, Russian Federation, Rwanda, Sierra Leone, Singapore, South Africa, South Sudan, Suriname, Switzerland, United Republic of Tanzania, Thailand, Uganda, United Kingdom of Great Britain and Northern Ireland, United States of America, Zambia, and Zimbabwe.

Assessment
Altera has determined in good faith that for the period covered in this report, our due diligence process resulted in a DRC conflict undeterminable status with respect to our devices.

In accordance with the OECD Guidance and the Rule, this report is available on our website at www.altera.com under "About" in "Corporate Responsibility".